Aspen Group, Inc.
720 South Colorado Boulevard, Suite 1150N
Denver, CO  80246

May 29, 2012

VIA EDGAR
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, DC  20546

Dear Mr. Spirgel:

Please find our responses to the comments received from you in your letter dated May 17, 2012 (“Comment Letter”) related to the Amendment No. 1 to Form 8-K of Aspen Group, Inc. (the “Public Company”) filed on April 19, 2012.  Our response to each comment follows your comment which has been reproduced.  Together with this response letter, the Public Company is filing Amendment 2 to the Form 8-K in response to certain comments included in the Comment Letter.

General
Form 8-K filed March 19, 2012
Exhibit 99.1
Notes to the Financial Statements, page F-7
Note 4. Secured Accounts and Notes Receivable – Related Party, page F-13.

1.
We refer to your responses to comments 29 and 30 from our letter dated April 13, 2012.  Based on your responses, the amounts related to improper cash advances to your former Chairman should have been recorded as a loss due to misappropriation of assets rather than a receivable.  Accordingly, the loss should have been recorded in a separate line item (e.g. Loss due to Misappropriation) in non-operating income (loss) for each of the years the misappropriation occurred in the amounts you specified in response to comment 29.  Accordingly, please amend your financial statements to remove the receivable from your books for all periods presented.  To the extent cash is collected in the future, the company may record it as a recovery against the loss.  Refer to FASB ASC 450-30.

2.
We refer to your response to comment 31 from our letter dated April 13, 2012.  The directors’ pledge of stock should not be considered in determining whether to record the misappropriated assets as a receivable.  Rather, it should be considered a separate transaction.  If the directors’ pledged stock is ultimately transferred to the company, it should be accounted for as a capital transaction.  Please revise your financial statements and references throughout the document to characterize the pledged stock as a separate transaction, describe the business reasons underlying the directors stock pledge and disclose the board of directors’ responsibility to relinquish the pledged stock to the company, similar to your response.

Mr. Larry Spirgel
May 29, 2012

Response To Comments No. 1 and 2.

It appears that the crux of the Staff’s position is that because the loans were made without Board authority (i.e., through misappropriation) the amounts are not due and owing to the Public Company.  Our auditors and accounting consultant have done an extensive search and have found no accounting literature or guidance that differentiates approved borrowings from loans made without Board approval.

Our legal counsel has advised us that it is customary for Boards to approve loans.  Although they are not certain how this custom developed, it is clear that a company cannot obtain a bank loan without Board approval.  However, there is nothing in the Delaware General Corporation Law that requires such approval.  This formality should have no affect on how the receivable is accounted for on the financial statements.  Mr. Patrick Spada has no less of an obligation to re-pay the loans because the Board did not approve them.  Any conclusion to the contrary would incentivize fiduciaries to borrow funds and not seek Board approval.  Clearly this would violate public policy and seems inconsistent with the Commission’s mandate to protect investors and serve the public interest.

We note the Staff’s comment no. 1 and 2 but respectively disagree with its position.  We believe that the pledged shares provide appropriate collateral to secure the receivables and also provide sufficient evidence of the receivables value and realization, as of December 31, 2011 and 2010 and at all prior balance sheet dates, in the event of foreclosure.  This is based on various authoritative and interpretive literature as discussed below.

With regard to the adequacy and value of the collateral, in SFAS 150 paragraph B34, by analogy, the accounting guidance indicated that a reduction in outstanding shares provides shareholders with the same value as an increase in assets as a result of the positive anti-dilution effect on shareholders.  The Public Company’s stock has value as evidenced by the recent contemporaneous sale transactions to unrelated third party investors of equivalent equity instruments as required, by analogy, under ASC 718 and under AICPA audit alert 2000-1.  (See Form D filed on May 25, 2012)  Accordingly, the value of the collateral shares is not dependent upon their conversion into cash after foreclosure.

With regard to the use of the subsequent event pledge to support the realizability of the receivable balance at prior balance sheet dates, the fact that the pledges occurred after the loans were made or in a different fiscal year is irrelevant.  Interpretive Guidance is provided on this topic in the AICPA Technical Practice Aids, Technical Questions and Answers TIS Section 9070.02 (“AICPA Technical Aid”) (provided as Appendix A to this response letter), which states that:

Mr. Larry Spirgel
May 29, 2012

Subsequent events affecting the realization of assets such as receivables and inventories will require adjustment of the financial statements … because such events typically represent the culmination of conditions that existed over a relatively long period of time.

The TIS is based on AU 560 “Subsequent Events”, (and ASC 855) and we believe the Public Company is required to review information affecting the realization of a receivable subsequent to the balance sheet date since any event affecting a receivable is considered the culmination of conditions and events relating to that receivable.  Therefore, the pledge qualifies as a Type I subsequent event, rather than a separate event. This is discussed in AU 560 paragraph .07 and in ASC 855-10-25-1.  Such recognition includes events that effect accounting estimates the entity used to prepare its financial statements and shall be considered if this information is available prior to the issuance of the financial statements.  We note that this information was available and utilized by us prior to the time of issuance of the financial statements, which issuance was the first time the financial statements were available to the public.    After management discovered the borrowings in 2011, management discussed its options with the Public Company’s Board of Directors, legal counsel, its outside accounting consultant and its auditors.  Two of the directors who served during the period of the borrowings and were two of the largest shareholders on the Board, as a gesture of good faith agreed to pledge shares in order to secure the loan. I was the largest shareholder on the Board and thought it was appropriate for me to pledge the shares as well.  We do not see how the directors subsequent pledge of shares to secure the receivable can be distinguished from the example provided in the AICPA Technical Aid.

Upon default, the Board of Directors will have the responsibility of ensuring that appropriate action is taken to enforce the loan receivable and, if necessary, transferring the shares to the Public Company or selling them to third parties.  The Board of Directors will fulfill its fiduciary duty.

Based on the factors, we believe that the borrowings should be recorded as a receivable regardless of whether they were authorized by the Public Company’s Board.  The Public Company anticipates filing suit at the appropriate time and collecting the receivable and therefore believes that the borrowings are an asset and should reflect that on the Public Company’s balance sheet.

As the Staff can discern from the Public Company’s discussion of our liquidity in the filings made with the Commission beginning March 19, 2012, our current focus is to raise sufficient working capital to cover anticipated operating losses.  To that end, I have spent most of this month meeting with potential investors explaining our business model.  I expect these efforts will continue through at least the middle of June.

Mr. Larry Spirgel
May 29, 2012

Once I am comfortable that we have stabilized our financial condition, I intend to focus my attention on collecting the $2.1 million receivable from Patrick Spada and his corporation Higher Education Management Group, Inc. (“HEMG”).  I note that HEMG currently owns approximately 5.8 million shares of common stock and even if it sells all 2 million shares under the April 2012 agreement, it will own approximately 3.8 million shares of all common stock.  For this reason, we believe these loans are fully collectible.  Thus, at an appropriate time, we will institute an action against Mr. Spada; and we believe we will collect the outstanding receivable.  HEMG cannot sell shares publicly until March 13, 2013 and then its ability to liquidate its shares will be limited under Rule 144.  In the event Mr. Spada and HEMG do not have the funds to satisfy any judgment, the Public Company will take an appropriate action to enforce the judgment by transferring the HEMG shares that are pledged to the Company’s treasury and either cancel them or sell them to third parties.

General
Amendment No. 1 to Form 8-K filed May 7, 2012
“Our failure to comply with regulations of various states…” page 50

3.
We note your response to comment 5 from our letter dated April 13, 2012 and your revised disclosure on page 16.  Please revise your disclosure on page 51 to remove the reference to your submission of applications for approval or exemption in only 12 states.

Response

In response to the Staff’s comment above, the Public Company has removed the reference on page 51.

Related Person Transactions, page 85

4.
We note your disclosure that if HEMG and Mr. Spada “meet their sales obligations under the April Agreement,” Aspen will allow them to sell 500,000 shares which are subject to the parties’ lock up agreement.  Please clarify the nature of these sales obligations.  We also note that Section 2 of the letter agreement filed as Exhibit 10.19 references the delivery of executed stock purchase agreements for each purchase of “Additional Purchased Shares.”  Please clarify why, if Aspen purchases such additional shares from HEMG, HEMG would be required to deliver executed purchase agreements for such shares to Aspen.

Response

The sales obligations include (i) executing a stock purchase agreement which includes representations and warranties regarding its ability to transfer the shares and other representations that are standard in third-party stock purchase agreements and (ii) delivering stock certificates and stock powers with medallion guarantees.

Although it agreed to purchase 600,000 shares under the April Agreement, the Public Company does not anticipate that it will purchase any shares.  The Public Company believes that it will locate 3rd party investors who will purchases the shares at the discounted market price.  Because the Public Company anticipates that 3rd party investors will require standard stock purchase agreements (as described in the first paragraph above), the Public Company is requiring HEMG to deliver executed purchase agreements.

Mr. Larry Spirgel
May 29, 2012

Security Ownership of Certain Beneficial Owners and Management, page 89

5.
We note that reference in Section 5 of the letter agreement filed as Exhibit 10.19, to a claim by Aspen University Inc. that 131,500 shares of its common stock were transferred by Aspen University Inc. or HEMG in 2010 when there were not sufficient authorized shares for such transfer.  Please expand your disclosure in footnote 8 of this table and in your risk factors, if applicable, to address the issuance and current ownership of these shares, as well as any disputes related to the same.

Response

In response to the Staff’s comment above, the Public Company has expanded the disclosure in footnote 8 of the table.  As noted in the expanded disclosure, the Public Company does not believe it has any exposure to liability or is neutral in these matters and therefore does not believe a risk factor is warranted.

6.	We note this table has 9 footnotes, but only the first 4 footnotes are referenced in the table. Please revise.

Response

The Public Company has revised the table to reference all footnotes within the table.

Mr. Larry Spirgel
May 29, 2012

Please direct any questions concerning this letter to Michael D. Harris, Esq. at (561) 471-3507, mharris@nasonyeager.com.

Very truly yours,

/s/ Michael Mathews

Michael Mathews, Chief Executive Officer

Appendix A

TIS Section 9070

Subsequent Events

Note: Additional Questions and Answers on subsequent events can be found in section 8700, Subsequent Events.

.01Failure to Remit Withholding Taxes in Subsequent Period

Inquiry—In the course of an examination of the financial statements, the auditor has discovered that in the period subsequent to the balance sheet date the company has not remitted to the appropriate agencies the taxes currently withheld from employees' wages. Assuming the amount is material, is it necessary that this matter be disclosed in the auditor's report?

Reply— Paragraph .03 of AU section 560, Subsequent Events (AICPA, Professional Standards, vol. 1), states, in part:

The first type [of subsequent events] consists of those events that provide additional evidence with respect to conditions that existed at the date of the balance sheet and affect the estimates inherent in the process of preparing financial statements…. The financial statements should be adjusted….

Paragraph .05 of AU section 560 states, in part:

The second type consists of those events that provide evidence with respect to conditions that did not exist at the date of the balance sheet being reported on but arose subsequent to that date. These events should not result in adjustment of the financial statements. Some of these events, however, may be of such a nature that disclosure of them is required to keep the financial statements from being misleading.

Even if it is determined that the financial statements are not directly affected, it is possible that the situation indicated future serious difficulties that might require disclosures.

If the delinquent obligations are not evidence of serious financial difficulties, there usually would be no reason why obligations incurred subsequent to the balance sheet date need be reported in financial statements as of such date. In such a case, it should be expected that the delinquent payments will soon be remitted.

.02Disclosure of Note Receivable Covering Previous Account of Bankrupt Company

Inquiry—Company A reports on a fiscal year ending January 31. Company A's accounts receivable include a material amount due from a bankrupt company. To avoid legal action, several individuals formed a new company. The new company and the individuals signed a note which would pay the accounts receivable of the bankrupt company over a three year period. The note was signed on March 1, subsequent to the balance sheet date. Should the note receivable, assumed to be collectible, be presented in the balance sheet at January 31?

A-1

Reply— AU section 560, Subsequent Events (AICPA, Professional Standards, vol. 1), deals with subsequent events. Paragraph .07 of AU section 560 states, in part:

Subsequent events affecting the realization of assets such as receivables and inventories or the settlement of estimated liabilities ordinarily will require adjustment of the financial statements…because such events typically represent the culmination of conditions that existed over a relatively long period of time.

Accordingly, the accounts receivable should be reported as a note receivable at January 31, with adequate disclosure of the financial arrangements made after the balance sheet date.

.03Discovery of Potential Liability in Subsequent Period

Inquiry—In the period subsequent to the balance sheet date, the auditors discovered that an employee of the client had used a company purchase order to obtain merchandise for his personal business. This transaction resulted in a material potential liability of the client. Negotiations with the creditor ensued and the client's attorney was successful in securing a complete release from any obligation on the part of the client.

Is it necessary to disclose this matter on the client's financial statements?

Reply—According to paragraphs .03—.04 of AU section 560, Subsequent Events (AICPA, Professional Standards, vol. 1), the resolution of this matter appears to constitute a subsequent event which is evidence of a condition that existed at the balance sheet date, but since no transaction in fact occurred which involved the client, it is not necessary to disclose the matter in the financial statements. However, a condition which did affect the client and which did exist at the balance sheet date is the future legal costs of settling the matter. Provisions for these costs (if they are material) should be made on the financial statements, and the reasons for incurring these costs should be disclosed.

A-2